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                BlackRock MuniYield Michigan Quality Fund, Inc.
                              File No. 811-07080
    Item No. 77Q1(d) (Copies of All Constituent Instruments Referred to in
                          Sub-Item 77I) -- Attachment

A copy of an amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of BlackRock MuniYield Michigan Quality Fund, Inc.'s Series W-7 Variable Rate Muni Term Preferred Shares is attached under
Sub-Item 77Q1(a).